Exhibit 99.1

Barrick Reports Third Quarter 2026 Results

Fourth straight quarter of strong operational delivery

–	Gold production of 816 thousand ounces[1], up 3% from Q2 2026, and 6% year-over-year (excluding divested assets).[2]

–

Strong operating performance across the portfolio: Cortez benefited from the continued Goldrush ramp-up, Carlin’s Gold Quarry roaster posted a record quarter, and Loulo-Gounkoto, in a strong ramp-up that remains ahead of schedule, produced 16% more than in Q2 2026.

–	Productivity improvements mitigated cost pressures from fuel, consumables, and local currency appreciation. Gold cost of sales[3] was $1,950 per ounce, and AISC[4] was $1,911 per ounce.

–	Revenue rose 22% year-over-year to $5.07 billion, while attributable adjusted EBITDA[4] increased 22% to $2.47 billion.

–	Net earnings increased 1% year-over-year to $1.32 billion, or $0.80 per share, while adjusted net earnings per share[4] increased 41% to $0.82 per share.

–	Full-year production guidance reiterated: 2.90–3.25 million ounces[1] of gold, and 190,000–220,000 tonnes[1] of copper.

–

Returned $1.04 billion to shareholders through $761 million of share repurchases and a quarterly dividend of $0.175 per share, driving a 23% year-over-year increase in total shareholder returns. The Company also strengthened its balance sheet, ending the quarter with net cash[5] of $0.9 billion, up from $0.3 billion in Q3 2025.

All amounts expressed in U.S. dollars

TORONTO, November 9, 2026 – Barrick Mining Corporation (NYSE:B)(TSX:ABX) (“Barrick” or the “Company”) today reported third quarter operating and financial results for the period ended September 30, 2026. Barrick produced 816 thousand ounces1 of gold and 50 thousand tonnes1 of copper in the quarter. The Company generated $5.07 billion in revenue, $2.49 billion in operating cash flow, $1.80 billion in attributable operating cash flow4, and $0.64 billion in attributable free cash flow4. Net earnings per share for the quarter were $0.80, and adjusted net earnings per share4 were $0.82—up 5% and 41%, respectively, from Q3 2025.

“Twelve months ago, we set out to earn back trust and restore Barrick to its history of discipline and excellence,” said Mark Hill, President and CEO. “This quarter marks a full year of consistent delivery. For the fourth consecutive quarter, we improved safety, executed against our plans, strengthened Nevada Gold Mines, advanced our growth projects, and returned significant capital to shareholders. We remain on track to achieve our full-year production guidance, and we head into the year’s final months with momentum, drive, and discipline.”

Operational Highlights

Operational performance was strong across the portfolio, with record roaster throughput at Carlin’s Gold Quarry, continued Goldrush ramp-up at Cortez, and strong performances from Loulo-Gounkoto, Bulyanhulu, and Kibali. Gold production in the North America region was 497 thousand ounces.1 The portfolio that combines Barrick’s AME and South America & Asia Pacific regions—which we previously referred to as Rest of World, and which will henceforth be known as Barrick International—produced 319 thousand ounces1 of gold, and 50 thousand tonnes of copper. Barrick’s total attributable gold production was 2% lower than the prior-year period, largely due to the impacts of extreme weather at Veladero, and delayed access to high-grade material at North Mara, which is expected to be accessed in Q4 2026.

Gold cost of sales (“COS”)3 for Q3 2026 was $1,950 per ounce, compared to $1,562 per ounce in the prior-year period, primarily reflecting lower grades processed, higher royalties associated with increased realized gold prices4, and elevated diesel prices. Total cash costs (“TCC”)4 increased to $1,386 per ounce from $1,137 per ounce compared to Q3 2025, while all-in sustaining costs (“AISC”)4 increased to $1,911 per ounce from $1,538, primarily reflecting the same cost pressures, together with higher sustaining capital expenditures.4

Copper COS6, C1 cash costs4, and AISC4 increased to $3.65 per pound, $2.76 per pound, and $4.52 per pound, respectively, from Q3 2025, primarily reflecting higher diesel prices, and local currency appreciation, particularly in labor costs.

Financial Highlights

Continued operational delivery allowed Barrick to capture more of the strong metal prices and deliver another quarter of robust financial performance. Net earnings for the quarter were $1.32 billion, or $0.80 per share, while adjusted net earnings4 were $1.35 billion, or $0.82 per share, compared to net earnings of $1.30 billion, or $0.76 per share, and adjusted net earnings4 of $0.98 billion, or $0.58 per share, in the prior-year period.

Revenue increased 22% year-over-year to $5.07 billion, EBITDA4 increased 13% to $3.22 billion, and attributable adjusted EBITDA4 increased 22% to $2.47 billion. Operating cash flow totaled $2.49 billion during the quarter. Attributable operating cash flow4 was $1.80 billion, and attributable free cash flow4 was $0.64 billion.

Key Growth Projects

Nevada Gold Mines. At Cortez, we are advancing drilling along one of the most prospective corridors in Nevada. At Carlin, we are focused on drilling out greater Leeville and optimizing processing capacity. We are also assessing opportunities to optimize infrastructure across Nevada Gold Mines. Open pit growth at Carlin has the potential to extend open pit mine life beyond 2050.7

Fourmile continues to show its potential to be a Tier One Gold Asset.8 Advanced studies are underway incorporating drilling, metallurgical test work, geotechnical investigations, and mine design. Infill and resource definition drilling remains a key priority, while exploration efforts continue to unlock additional value across the project area.

BARRICK THIRD QUARTER 2026	2	PRESS RELEASE

Lumwana (Zambia). The mill expansion is progressing well and is expected to double copper production. The project remains on budget and on schedule for first copper at the end of Q1 20289, and we expect 2026 capital spending to come in at the lower end of guidance. All major long-lead equipment has been procured, and the mill shells and trunnions, primary crusher, and tailings thickener are already on site. The primary crusher’s third level is nearly complete, the tailings storage facility expansion contract has been awarded and work is expected to commence in Q4 2026, and the last mill wall lifts are expected to be completed in Q4 2026.

Pueblo Viejo (Dominican Republic). The expansion is advancing, with the Naranjo tailings storage facility as the main focus. Temporary water management structures are over 20% complete, and detailed design work remains on schedule to support submission of the full starter dam permit package in Q1 2027. Two of the four bridges on Haul Roads 17 and 19 are under construction, and the flotation improvement work is progressing through the prefeasibility stage. Resettlement is nearly complete, with 99% of packages accepted.

Returns to Shareholders

A quarterly dividend of $0.175 per share has been declared in respect of performance for the third quarter of 2026. The Q3 2026 dividend will be paid on December 15, 2026, to shareholders of record at the close of business on November 30, 2026.

Barrick’s dividend policy targets a total payout of 50% of attributable free cash flow4 on an annualized basis through a fixed quarterly dividend of $0.175 per share, and a year-end performance top-up based on attributable free cash flow4 generated during the year. Actual distributions may vary from the target level depending on cash flow, capital requirements, balance sheet considerations, and other factors.

In addition to the quarterly dividend, Barrick repurchased $761 million of shares during the quarter under its previously announced $3.0 billion share buyback program. The repurchases reflect the Company’s commitment to returning cash to shareholders, and its continued confidence in the value of its assets and long-term growth prospects. The repurchase authorization does not obligate the Company to acquire common shares.

2026 Guidance

Barrick continues to expect 2026 gold production to be 2.90–3.25 million ounces1. Gold cost guidance for 2026 remains unchanged, including COS3 of $1,870–$2,070 per ounce, TCC4 of $1,330–$1,470 per ounce, and AISC4 of $1,760–$1,950 per ounce, based on a gold price assumption of $4,500 per ounce.

Copper production guidance for 2026 remains unchanged at 190,000–220,000 tonnes1. Copper cost guidance remains unchanged at COS6 of $3.05–$3.35 per pound, C1 cash costs4 of $2.20–$2.45 per pound, and AISC4 of $3.45–$3.75 per pound, based on a copper price assumption of $5.50 per pound.

Guidance is based on an oil price (WTI) assumption of $70 per barrel. For every $10 per barrel change in the oil price, the direct impact on costs associated with diesel consumption is approximately $12 per ounce across Barrick’s gold operations, and $0.04 per pound across its copper operations.

BARRICK THIRD QUARTER 2026	3	PRESS RELEASE

As previously disclosed, 2026 total attributable capital expenditure was reduced to $3.8 billion–$4.2 billion, from $4.0 billion–$4.45 billion, primarily reflecting lower anticipated spending at the Reko Diq project, which is under review.

Presentation and Webcast

The management team will host a live webcast and presentation today at 11:00 AM ET, followed by a question-and-answer session with analysts. To join the webcast, please register here. Presentation materials will be available on Barrick’s website prior to the event, with a replay available shortly after its conclusion.

About Barrick Mining Corporation

Barrick is a leading global mining, exploration and development company. With one of the largest portfolios of world-class and long-life gold and copper assets in the industry, Barrick’s operations and projects span 17 countries and five continents. Barrick is also the largest gold producer in the United States. We create real, long-term value for all stakeholders through responsible mining, strong partnerships and a disciplined approach to growth. Barrick shares trade on the New York Stock Exchange under the symbol ‘B’ and on the Toronto Stock Exchange under the symbol ‘ABX’.

Investor Relations Contact	Media Contact

investor@barrick.com	media@barrick.com

BARRICK THIRD QUARTER 2026	4	PRESS RELEASE

Financial and Operating Highlights

	For the three months ended					For the nine months ended

	9/30/26	6/30/26	Change	9/30/25	Change	9/30/26	9/30/25	Change

Financial Results ($ millions)

Revenues	5,073	5,292	(4)%	4,148	22%	15,583	10,959	42%

Cost of sales	2,361	2,395	(1)%	1,890	25%	6,855	5,553	23%

Net earnings[a]	1,317	1,217	8%	1,302	1%	4,136	2,587	60%

Adjusted net earnings[b]	1,347	1,363	(1)%	982	37%	4,358	2,385	83%

Attributable adjusted EBITDA[b]	2,475	2,545	(3)%	2,022	22%	7,781	5,073	53%

Attributable adjusted EBITDA margin[b]	60%	60%	0%	59%	2%	62%	56%	11%

Minesite sustaining capital expenditures[b,c]	593	500	19%	395	50%	1,473	1,438	2%

Project capital expenditures[b,c]	686	654	5%	532	29%	1,910	1,240	54%

Total consolidated capital expenditures[c,d]	1,322	1,189	11%	943	40%	3,490	2,714	29%

Total attributable capital expenditures[e]	1,157	978	18%	757	53%	2,890	2,105	37%

Net cash provided by operating activities	2,489	1,704	46%	2,422	3%	6,747	4,963	36%

Net cash provided by operating activities margin[f]	49%	32%	53%	58%	(16)%	43%	45%	(4)%

Attributable operating cash flow[b]	1,799	1,119	61%	1,911	(6)%	4,886	3,882	26%

Free cash flow[b]	1,167	515	127%	1,479	(21)%	3,257	2,249	45%

Attributable free cash flow[b]	642	141	355%	1,154	(44)%	1,996	1,777	12%

Net earnings per share (basic and diluted)	0.80	0.73	10%	0.76	5%	2.49	1.51	65%

Adjusted net earnings (basic)[b] per share	0.82	0.82	0%	0.58	41%	2.62	1.39	88%

Weighted average diluted common shares (millions of shares)	1,641	1,666	(2)%	1,703	(4)%	1,661	1,715	(3)%

Debt (current and long-term)	4,680	4,682	0%	4,714	(1)%	4,680	4,714	(1)%

Cash and equivalents	5,589	5,927	(6)%	5,037	11%	5,589	5,037	11%

Debt, net of cash	(909)	(1,245)	(27)%	(323)	181%	(909)	(323)	181%

a.	Net earnings represents net earnings attributable to the equity holders of the Company.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included in the endnotes to this press release.

c.	Amounts presented on a consolidated cash basis. Project capital expenditures are not included in our calculation of all-in sustaining costs.

d.	Total consolidated capital expenditures also includes capitalized interest of $43 million for Q3 2026 (Q2 2026: $35 million; Q3 2025: $16 million).

e.	These amounts are presented on the same basis as our guidance.

f.	Represents net cash provided by operating activities divided by revenue.

	For the three months ended					For the nine months ended

	9/30/26	6/30/26	Change	9/30/25	Change	9/30/26	9/30/25	Change

Operating Results

Gold

Gold production (thousands of ounces)[a]	816	796	3%	829	(2)%	2,331	2,384	(2)%

Gold sold (thousands of ounces)[a]	810	801	1%	837	(3)%	2,359	2,358	0%

Market gold price ($/oz)	4,262	4,506	(5)%	3,457	23%	4,545	3,201	42%

Realized gold price[a,b] ($/oz)	4,243	4,417	(4)%	3,457	23%	4,486	3,226	39%

Gold COS (Barrick’s share)[a,c] ($/oz)	1,950	1,993	(2)%	1,562	25%	1,956	1,613	21%

Gold TCC[a,b] ($/oz)	1,386	1,426	(3)%	1,137	22%	1,381	1,197	15%

Gold AISC[a,b] ($/oz)	1,911	1,866	2%	1,538	24%	1,831	1,660	10%

Revenue ($ millions)[a]	3,517	3,612	(3)%	2,943	20%	10,812	7,733	40%

Attributable adjusted EBITDA ($ millions)[b]	2,117	2,168	(2)%	1,777	19%	6,766	4,333	56%

Copper

Copper production (thousands of tonnes)[a]	50	56	(11)%	55	(9)%	155	158	(2)%

Copper sold (thousands of tonnes)[a]	49	54	(9)%	52	(6)%	148	157	(6)%

Market copper price ($/lb)	6.40	6.05	6%	4.44	44%	6.09	4.33	41%

Realized copper price[a,b] ($/lb)	6.54	6.15	6%	4.39	49%	6.17	4.42	40%

Copper COS (Barrick’s share)[a,d] ($/lb)	3.65	3.39	8%	2.68	36%	3.48	2.72	28%

Copper C1 cash costs[a,b] ($/lb)	2.76	2.47	12%	1.96	41%	2.60	2.00	30%

Copper AISC[a,b] ($/lb)	4.52	3.95	14%	3.14	44%	4.05	3.03	34%

Revenue ($ millions)[a]	677	697	(3)%	473	43%	1,930	1,430	35%

Attributable adjusted EBITDA ($ millions)[b]	358	377	(5)%	245	46%	1,015	740	37%

a.	On an attributable basis.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included in the endnotes to this press release.

c.

Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

d.	Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK THIRD QUARTER 2026	5	PRESS RELEASE

Regional Summarya and 2026 Guidanceb

	For the three months ended			For the nine months ended		2026 Guidance
	9/30/26	6/30/26	9/30/25	9/30/26	9/30/25

Gold

North America

Gold produced (000s oz)	497	494	536	1,448	1,498	1,770 - 1,980

Gold sold (000s oz)	488	494	543	1,444	1,504

COS ($/oz)[d]	1,860	1,900	1,567	1,849	1,631	1,820 - 2,010

TCC ($/oz)[c]	1,273	1,330	1,149	1,274	1,211	1,270 - 1,410

AISC ($/oz)[c]	1,731	1,729	1,450	1,692	1,639	1,690 - 1,870

Revenue ($ millions)	2,130	2,234	1,894	6,617	4,920

Attributable adjusted EBITDA ($ millions)[c]	1,305	1,352	1,096	4,209	2,652

Barrick International

Gold produced (000s oz)	319	302	293	883	886	1,130 - 1,270

Gold sold (000s oz)	322	307	294	915	854

COS ($/oz)[d]	2,087	2,143	1,553	2,124	1,599	1,960 - 2,170

TCC ($/oz)[c]	1,558	1,570	1,115	1,544	1,179	1,420 - 1,560

AISC ($/oz)[c]	1,981	1,940	1,448	1,885	1,583	1,760 - 1,950

Revenue ($ millions)	1,387	1,378	1,049	4,195	2,813

Attributable adjusted EBITDA ($ millions)[c]	812	816	681	2,557	1,681

Total Gold

Gold produced (000s oz)	816	796	829	2,331	2,384	2,900 - 3,250

Gold sold (000s oz)	810	801	837	2,359	2,358

COS ($/oz)[d]	1,950	1,993	1,562	1,956	1,613	1,870 - 2,070

TCC ($/oz)[c]	1,386	1,426	1,137	1,381	1,197	1,330 - 1,470

AISC ($/oz)[c]	1,911	1,866	1,538	1,831	1,660	1,760 - 1,950

Revenue ($ millions)	3,517	3,612	2,943	10,812	7,733

Attributable adjusted EBITDA ($ millions)[c]	2,117	2,168	1,777	6,766	4,333

Total Copper

Copper produced (kt)	50	56	55	155	158	190 - 220

Copper sold (kt)	49	54	52	148	157

COS ($/lb)[e]	3.65	3.39	2.68	3.48	2.72	3.05 - 3.35

C1 cash costs ($/lb)[c]	2.76	2.47	1.96	2.60	2.00	2.20 - 2.45

AISC ($/lb)[c]	4.52	3.95	3.14	4.05	3.03	3.45 - 3.75

Revenue ($ millions)	677	697	473	1,930	1,430

Attributable adjusted EBITDA ($ millions)[c]	358	377	245	1,015	740

a.	All figures in this table are on an attributable basis.

b.	See “2026 Outlook Assumptions and Economic Sensitivity Analysis” in endnote 10 of this press release.

c.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included in endnote 4 of this press release.

d.

Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

e.	Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK THIRD QUARTER 2026	6	PRESS RELEASE

Technical Information

The scientific and technical information contained in this press release has been reviewed and approved by Richard Peattie, MPhil, FAusIMM, Chief Technical Officer; Javier Ortuzar, FAusIMM, Senior Vice President, Exploration; Sam Baldwin, Vice President Geology, MSc, MAIG; Joel Holliday, FAusIMM, Executive Vice President, Exploration; and Russell Owen, FAusIMM, Vice President, Technical Services – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2025.

Endnotes

Endnote 1

On an attributable basis.

Endnote 2

Gold production from continuing operations (excludes ounces from Hemlo and Tongon).

Endnote 3

On an attributable basis. Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

Endnote 4 – Non-GAAP Financial Measures

Total cash costs per ounce and All-in sustaining costs per ounce

“Total cash costs” per ounce (TCC/oz) and “All-in sustaining costs” per ounce (AISC/oz) are non-GAAP financial measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick, the “WGC”). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and their ability to generate positive cash flow, both on an individual site basis and an overall gold operations basis. TCC/oz starts with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and costs allocated to by-products. AISC/oz starts with TCC/oz and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs related to the current mine plan and reclamation cost accretion and amortization. Barrick believes that the use of TCC/oz and AISC/oz will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from the gold operations portion of our business. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is generated by a mine and therefore Barrick believes these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of Barrick’s cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization. TCC/oz and AISC/oz are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently. Further details on these non-GAAP financial measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

BARRICK THIRD QUARTER 2026	7	PRESS RELEASE

Reconciliation of Gold Cost of Sales to Total cash costs and All-in sustaining costs, including on a per ounce basis

($ millions, except per oz information in dollars)		For the three months ended			For the nine months ended

	Footnote	9/30/26	6/30/26	9/30/25	9/30/26	9/30/25

COS applicable to gold production		2,085	2,109	1,690	6,068	4,934

Depreciation		(493)	(478)	(384)	(1,420)	(1,085)

Total cash costs applicable to equity method investments		123	130	114	381	324

Costs allocated to by-products		(125)	(128)	(80)	(372)	(204)

Other	a	4	(8)	5	(37)	21

Non-controlling interests	b	(470)	(484)	(393)	(1,363)	(1,168)

Total cash costs		1,124	1,141	952	3,257	2,822

General & administrative costs		51	31	77	121	158

Minesite exploration and evaluation costs	c	1	4	7	9	19

Minesite sustaining capital expenditures	d	593	500	395	1,473	1,438

Sustaining leases		8	2	7	16	22

Rehabilitation - accretion and amortization (operating sites)	e	17	17	17	50	50

Non-controlling interest, copper operations and other	f	(247)	(201)	(171)	(607)	(596)

All-in sustaining costs		1,547	1,494	1,284	4,319	3,913

Ounces sold - attributable basis (koz)	g	810	801	837	2,359	2,358

COS/oz	h,i	1,950	1,993	1,562	1,956	1,613

TCC/oz	i	1,386	1,426	1,137	1,381	1,197

AISC/oz	i	1,911	1,866	1,538	1,831	1,660

a.	Other - Other adjustments mainly relate to treatment and refining charges.

b.

Non-controlling interests - Non-controlling interests include non-controlling interests related to gold production of $669 million and $1,951 million for Q3 2026 and YTD 2026, respectively, (Q2 2026: $682 million; Q3 2025: $540 million, YTD 2025 $1,567 million ). Non-controlling interests include NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu. Refer to Note 5 to the Financial Statements for further information.

c.	Exploration and evaluation costs - Exploration, evaluation and project expenses are included in AISC if they support current mine operations.

d.	Capital expenditures - Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures.

e.

Rehabilitation—accretion and amortization - Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

f.

Non-controlling interest and copper operations - Removes general and administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interests related to NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. The impact is summarized as the following:

($ millions)	For the three months ended			For the nine months ended

Non-controlling interest, copper operations and other	9/30/26	6/30/26	9/30/25	9/30/26	9/30/25

General & administrative costs	(5)	(5)	(13)	(16)	(25)

Minesite exploration and evaluation expenses	0	(1)	(1)	(2)	(4)

Rehabilitation - accretion and amortization (operating sites)	(8)	(9)	(5)	(22)	(16)

Minesite sustaining capital expenditures	(234)	(186)	(152)	(567)	(551)

All-in sustaining costs total	(247)	(201)	(171)	(607)	(596)

g.	Ounces sold - attributable basis - Excludes Long Canyon, which is producing residual ounces from the leach pad while in closure.

h.

COS/oz - Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.	Per ounce figures - COS/oz, TCC/oz and AISC/oz may not calculate based on amounts presented in this table due to rounding.

Free Cash Flow, Attributable Free Cash Flow and Attributable Operating Cash Flow

“Free cash flow” is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. “Attributable free cash flow” starts with free cash flow and adds our attributable share of free cash flow from our equity investees and subtracts the free cash flow attributable to the non-controlling interests. Management believes these to be useful indicators of our ability to operate without reliance on additional borrowing or usage of existing cash. “Attributable operating cash flow” starts with cash provided by operating activities and adds our attributable share of cash provided by operating activities from our equity investees and subtracts the cash provided by operating activities attributable to the non-controlling interests. Management believes this to be a useful indicator of the amount of cash provided by operating activities to Barrick’s ownership share. Free cash flow, attributable free cash flow and attributable operating cash flow are intended to provide additional information only and do not have any standardized definitions under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures

BARRICK THIRD QUARTER 2026	8	PRESS RELEASE

differently. Further details on these non-GAAP financial measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow, Attributable Free Cash Flow and Attributable Operating Cash Flow

($ millions)	For the three months ended			For the nine months ended

	9/30/26	6/30/26	9/30/25	9/30/26	9/30/25

Net cash provided by operating activities	2,489	1,704	2,422	6,747	4,963

Capital expenditures	(1,322)	(1,189)	(943)	(3,490)	(2,714)

Free cash flow (consolidated)	1,167	515	1,479	3,257	2,249

Free cash flow applicable to equity investees	80	113	191	523	413

Non-controlling interests	(605)	(487)	(516)	(1,784)	(885)

Attributable free cash flow	642	141	1,154	1,996	1,777

Attributable capital expenditures	1,157	978	757	2,890	2,105

Attributable operating cash flow	1,799	1,119	1,911	4,886	3,882

Adjusted Net Earnings and Adjusted Net Earnings per Share

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial measures. Adjusted net earnings excludes the following from net earnings: impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; acquisition/disposition gains/losses; foreign currency translation gains/losses; significant tax adjustments; other items that are not indicative of the underlying operating performance of our core mining business; and tax effect and non-controlling interest of the above items. Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s shares on a post-tax basis, consistent with net earnings. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure. Further details on these non-GAAP financial measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended			For the nine months ended

	9/30/26	6/30/26	9/30/25	9/30/26	9/30/25

Net earnings attributable to equity holders of the Company	1,317	1,217	1,302	4,136	2,587

Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[a]	(1)	(1)	3	(2)	7

Acquisition/disposition (gains) losses[b]	(102)	(10)	(250)	(111)	39

(Gain) loss on currency translation	1	14	(3)	35	(3)

Significant tax adjustments[c]	31	(6)	(119)	60	(169)

Other expense adjustments[d]	104	236	47	358	264

Non-controlling interest	(2)	(77)	0	(87)	(15)

Tax effect[e]	(1)	(10)	2	(31)	(325)

Adjusted net earnings	1,347	1,363	982	4,358	2,385

Net earnings per share[f]	0.80	0.73	0.76	2.49	1.51

Adjusted net earnings per share[f]	0.82	0.82	0.58	2.62	1.39

a.	There were no significant impairment charges or reversals in the current period or prior periods.
b.

Acquisition/disposition (gains) losses for Q3 2026 and YTD 2026 mainly relate to the sale of our share in the Bambadji project in Senegal. For Q3 2025, acquisition/disposition (gains) losses mainly relate to the $250 million revaluation of our 80% equity investment in Loulo-Gounkoto, following its deconsolidation and recognition as an investment at fair value in Q2 2025. For YTD 2025, this was combined with the $1,035 million loss recognized on the deconsolidation of Loulo-Gounkoto in Q2 2025 and a gain of $745 million on the sale of our 50% interest in the Donlin Gold project. .

c.

Significant tax adjustments for Q3 2026 and YTD 2026 primarily include adjustments in respect of prior years, the re-measurement of current and deferred tax balances and the impact of uncertain tax positions. Significant tax adjustments for Q3 2025 and YTD 2025 include the re-measurement of deferred tax balances and adjustments in respect of prior years.

BARRICK THIRD QUARTER 2026	9	PRESS RELEASE

d.

Other expense adjustments for the Q3 2026 and YTD 2026 periods mainly related to additional royalties, penalties and interest related to the retrospective application of the 2023 Mining Code to Loulo-Gounkoto for 2024 and 2025 and the remobilization costs at Loulo-Gounkoto. YTD 2026 was further impacted by the gold inventory fair value adjustment after regaining control of Loulo-Gounkoto, and costs associated with our North America IPO project which were expensed in H1 2026, partially offset by income related to the revaluation of the Hemlo contingent consideration. Other expense adjustments for the 2025 periods mainly relate to reduced operations costs at Loulo-Gounkoto, and costs related to the signing of agreements to settle legacy legal matters in the Philippines related to Placer Dome Inc.

e.	Tax effect for Q3 2026 and YTD 2026 mainly relates to other expense adjustments. For Q3 2025 and YTD 2025 tax effect primarily relates to acquisition/disposition losses (gains).
f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

C1 cash costs per pound and All-in sustaining costs per pound

“C1 cash costs” per pound (C1 cash costs/lb) and “All-in sustaining costs” per pound (AISC/lb) are non-GAAP financial measures related to our copper mine operations. Barrick believes that C1 cash costs/lb enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs/lb excludes royalties, production taxes and non-routine charges as they are not direct production costs. AISC/lb is similar to the gold AISC metric and management uses this to better evaluate the costs of copper production. Barrick believes this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. AISC/lb includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties, production taxes, reclamation cost accretion and amortization and writedowns taken on inventory to net realizable value. Further details on these non-GAAP financial measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per lb information in dollars)	For the three months ended			For the nine months ended

	9/30/26	6/30/26	9/30/25	9/30/26	9/30/25

Cost of sales	267	280	193	764	594

Depreciation/amortization	(65)	(71)	(69)	(179)	(197)

Treatment and refinement charges	47	49	44	131	126

C1 cash costs applicable to equity method investments	102	95	91	292	265

Less: royalties	(37)	(43)	(25)	(110)	(71)

Costs allocated to by-products	(15)	(15)	(7)	(48)	(24)

C1 cash costs of sales	299	295	227	850	693

General & administrative costs	10	6	12	22	28

Rehabilitation - accretion and amortization	1	1	1	3	5

Royalties	37	43	25	110	71

Minesite exploration and evaluation costs	3	3	1	8	4

Minesite sustaining capital expenditures	138	120	93	324	240

Sustaining leases	3	2	2	6	7

All-in sustaining costs	491	470	361	1,323	1,048

Tonnes sold - attributable basis (thousands of tonnes)	49	54	52	148	157

Pounds sold - attributable basis (millions of pounds)	108	119	116	326	347

COS/lba,b	3.65	3.39	2.68	3.48	2.72

C1 cash costs per pound[a]	2.76	2.47	1.96	2.60	2.00

AISC/lba	4.52	3.95	3.14	4.05	3.03

a.	COS/lb, C1 cash costs/lb and AISC/lb may not calculate based on amounts presented in this table due to rounding.

b.	Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

EBITDA, Adjusted EBITDA, Attributable Adjusted EBITDA, Attributable Adjusted EBITDA Margin and Net Leverage

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings: income tax expense; finance costs; finance income; and depreciation. Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. Barrick also removes the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. Attributable adjusted EBITDA further removes the non-controlling interest portion. Barrick believes these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. Barrick believes this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our attributable business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and do

BARRICK THIRD QUARTER 2026	10	PRESS RELEASE

not necessarily reflect the underlying operating results for the periods presented. Additionally, it is aligned with how Barrick presents our forward-looking guidance on gold ounces and copper pounds produced. Attributable adjusted EBITDA margin is calculated as attributable adjusted EBITDA divided by revenues - as adjusted. Barrick believes this ratio will assist analysts, investors and other stakeholders of Barrick to better understand the relationship between revenues and EBITDA or operating profit. Net leverage is calculated as debt, net of cash divided by the sum of adjusted EBITDA of the last four consecutive quarters. Barrick believes this ratio will assist analysts, investors and other stakeholders of Barrick in monitoring our leverage and evaluating our balance sheet. EBITDA, adjusted EBITDA, attributable adjusted EBITDA, attributable adjusted EBITDA margin and net leverage are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA, adjusted EBITDA and attributable adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, adjusted EBITDA, attributable adjusted EBITDA, attributable adjusted EBITDA margin and net leverage differently. Further details on these non-GAAP financial measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

Reconciliation of Net Earnings to EBITDA, Adjusted EBITDA and Attributable Adjusted EBITDA

($ millions)	For the three months ended			For the nine months ended

	9/30/26	6/30/26	9/30/25	9/30/26	9/30/25

Net earnings	2,038	1,892	1,904	6,411	3,941

Income tax expense	601	732	477	2,080	857

Finance costs, net[a]	18	6	21	43	96

Depreciation	567	555	460	1,622	1,307

EBITDA	3,224	3,185	2,862	10,156	6,201

Impairment (reversals) charges of non-current assets[b]	(1)	(1)	3	(2)	7

Acquisition/disposition losses (gains)[c]	(102)	(10)	(250)	(111)	39

(Gain) loss on currency translation	1	14	(3)	35	(3)

Other expense adjustments[d]	104	236	47	358	264

Income tax expense, net finance costs[a] and depreciation from equity investees	238	204	197	590	494

Adjusted EBITDA	3,464	3,628	2,856	11,026	7,002

Non-controlling Interests	(989)	(1,083)	(834)	(3,245)	(1,929)

Attributable adjusted EBITDA	2,475	2,545	2,022	7,781	5,073

Revenues - as adjusted[e]	4,147	4,267	3,405	12,595	9,140

Attributable adjusted EBITDA margin[f]	60%	60%	59%	62%	56%

	As at 9/30/26	As at 12/31/25	As at 9/30/25	As at 9/30/26	As at 12/31/25

Net leverage[g]	-0.1:1	-0.2:1	0.0:1	-0.1:1	-0.2:1
a.	Finance costs exclude accretion.
b.	There were no significant impairment charges or reversals in the current period or prior periods.
c.

Acquisition/disposition (gains) losses for Q3 2026 and YTD 2026 mainly relate to the sale of our share in the Bambadji project in Senegal. For Q3 2025, acquisition/disposition (gains) losses mainly relate to the $250 million revaluation of our 80% equity investment in Loulo-Gounkoto, following its deconsolidation and recognition as an investment at fair value in Q2 2025. For YTD 2025, this was combined with the $1,035 million loss recognized on the deconsolidation of Loulo-Gounkoto in Q2 2025 and a gain of $745 million on the sale of our 50% interest in the Donlin Gold project.

d.

Other expense adjustments for the Q3 2026 and YTD 2026 periods mainly related to additional royalties, penalties and interest related to the retrospective application of the 2023 Mining Code to Loulo-Gounkoto for 2024 and 2025 and the remobilization costs at Loulo-Gounkoto. YTD 2026 was further impacted by the gold inventory fair value adjustment after regaining control of Loulo-Gounkoto, and costs associated with our North America IPO project which were expensed in H1 2026, partially offset by income related to the revaluation of the Hemlo contingent consideration. Other expense adjustments for the 2025 periods mainly relate to reduced operations costs at Loulo-Gounkoto, and costs related to the signing of agreements to settle legacy legal matters in the Philippines related to Placer Dome Inc.

e.	Refer to Reconciliation of Sales to Realized Price per oz/pound on the next page of this press release.
f.	Represents attributable adjusted EBITDA divided by revenues - as adjusted.
g.	Represents debt, net of cash, divided by adjusted EBITDA of the last four consecutive quarters.

Capital Expenditures

These amounts are presented on the same basis as our guidance. Minesite sustaining capital expenditures and project capital expenditures are non-GAAP financial measures. Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce/pound. Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. Further details on these non-GAAP financial measures are provided in the MD&A accompanying Barrick’s

BARRICK THIRD QUARTER 2026	11	PRESS RELEASE

financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

Reconciliation of the Classification of Capital Expenditures

($ millions)	For the three months ended			For the nine months ended

	9/30/26	6/30/26	9/30/25	9/30/26	9/30/25

Minesite sustaining capital expenditures	593	500	395	1,473	1,438

Project capital expenditures	686	654	532	1,910	1,240

Capitalized interest	43	35	16	107	36

Total consolidated capital expenditures	1,322	1,189	943	3,490	2,714

Realized Price

“Realized price” is a non-GAAP financial measure which excludes from sales: treatment and refining charges; and cumulative catch-up adjustment to revenue relating to our streaming arrangements. Barrick believes this provides investors and analysts with a more accurate measure with which to compare to market gold and copper prices and to assess our gold and copper sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company’s past performance and is a better indicator of its expected performance in future periods. The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. Further details on these non-GAAP financial measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per oz/lb information in dollars)		Gold			Copper		Gold		Copper
				For the three months ended				For the nine months ended

	9/30/26	6/30/26	9/30/25	9/30/26	6/30/26	9/30/25	9/30/26	9/30/25	9/30/26	9/30/25

Sales	4,489	4,665	3,748	459	499	320	13,910	9,794	1,301	961

Sales applicable to non-controlling interests	(1,507)	(1,553)	(1,237)	0	0	0	(4,651)	(3,139)	0	0

Sales applicable to equity method investments[a,b]	454	416	377	203	182	147	1,316	935	581	446

Sales applicable to sites in closure or care and maintenance[c]	(7)	(2)	(1)	0	0	0	(22)	(3)	0	0

Treatment and refinement charges	9	11	7	47	49	44	29	20	131	126

Other[d]	0	0	0	0	0	0	0	0	0	0

Revenues – as adjusted	3,438	3,537	2,894	709	730	511	10,582	7,607	2,013	1,533

Ounces/pounds sold (koz/Mlb)[c]	810	801	837	108	119	116	2,359	2,358	326	347

Realized gold/copper price per oz/lbe	4,243	4,417	3,457	6.54	6.15	4.39	4,486	3,226	6.17	4.42

a.

Represents sales of $394 million for Q3 2026 and YTD 2026 $1,048 million (Q2 2026: $313 million; Q3 2025: $294 million; YTD 2025: $711 million) applicable to our 45% equity method investment in Kibali and $60 million for Q3 2026 and YTD 2026 $268 million (Q2 2026: $103 million; Q3 2025: $83 million; YTD 2025: $224 million) applicable to our 24.5% equity method investment in Porgera for gold. Represents sales of $105 million for Q3 2026 and YTD 2026 $338 million (Q2 2026: $123 million; Q3 2025: $77 million; YTD 2025: $243 million) applicable to our 50% equity method investment in Zaldívar and $98 million and $243 million for Q3 2026 and YTD 2026, respectively (Q2 2026: $60 million; Q3 2025: $71 million; YTD 2025: $208 million), applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.	On an attributable basis. Excludes Long Canyon, which is producing residual ounces from the leach pad while in closure.
d.	Represents cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2e of the 2025 Annual Financial Statements for more information.
e.	Realized price per oz/lb may not calculate based on amounts presented in this table due to rounding.

Endnote 5

Cash, net of debt.

Endnote 6

On an attributable basis. Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Endnote 7

Refer to the Technical Report on the Carlin Complex, Eureka and Elko County, Nevada, USA, dated December 31, 2024, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 14, 2025.

BARRICK THIRD QUARTER 2026	12	PRESS RELEASE

Endnote 8

A Tier One Gold Asset is an asset with a $1,500/oz reserve with potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and with projected costs per ounce in the lower half of the industry cost curve. A Tier One Copper Asset/Project is an asset with a $3.25/lb reserve with potential for +5Mt contained copper in support at least 20 years life, annual production of at least 200ktpa, with costs per pound in the lower half of the industry cost curve. Tier One Assets must be located in a world-class geological district with potential for organic reserve growth and long-term geologically driven addition.

Endnote 9

Refer to the Technical Report on the Lumwana Expansion Project, Republic of Zambia, dated December 31, 2024, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on February 19, 2025.

Endnote 10 – 2026 Outlook Assumptions and Economic Sensitivity Analysis

	2026 guidance assumption	Hypothetical change	Consolidated impact on EBITDA (millions)	Attributable impact on EBITDA[3] (millions)	Attributable impact on TCC[3] and AISC[3]

Gold price sensitivity	$4,500/oz	+/- $100/oz	‘+/-$390	‘+/-$270	‘+/-$5/oz

Copper price sensitivity	$5.50/lb	+/-$0.25/lb	‘+/- $110	‘+/- $110	‘+/-$0.01/lb

Oil prices	$70/bbl WTI $75/bbl Brent	+/- $10/bbl	‘+/- $61	‘+/- $56	+/- $12/oz

Key Outlook Assumptions	2026

Gold price ($/oz)	4,500

Copper price ($/lb)	5.50

Oil price (WTI) ($/barrel)	70

Oil price (Brent) ($/barrel)	75

AUD exchange rate (AUD:USD)	0.75

ARS exchange rate (USD:ARS)	1,513

CAD exchange rate (USD:CAD)	1.30

CLP exchange rate (USD:CLP)	900

EUR exchange rate (EUR:USD)	1.10

BARRICK THIRD QUARTER 2026	13	PRESS RELEASE

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “anticipated”, “believe”, “expect”, “plan”, “committed”, “guidance”, “project”, “continue”, “progress”, “advance”, “develop”, “on track”, “on schedule”, “on budget”, “underway”, “ongoing”, “remain”, “priority”, “focus”, “position”, “prospective”, “target”, “estimate”, “growth”, “potential”, “future”, “will”, “could”, “would”, “should”, “may” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance and Barrick’s ability to achieve its full-year 2026 production and cost guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in sustaining costs per ounce/pound; projected capital, operating and exploration expenditures; the continued ramp-up of Goldrush and Loulo-Gounkoto; the expected timing of access to high-grade material at North Mara; our ability to convert resources into reserves and replace reserves net of depletion from production; mine life and production rates, including anticipated production growth from Barrick’s organic project pipeline and the potential to extend open pit mine life at Nevada Gold Mines beyond 2050; the potential for Fourmile to be a Tier One Gold Asset and the advanced studies, infill and resource definition drilling and permitting activities underway at Fourmile; Barrick’s global exploration strategy and planned exploration activities, including at Cortez and Carlin; our plans, and expected timing, completion and benefits of our growth projects, including potential open pit growth and the optimization of processing capacity at Nevada Gold Mines, the Lumwana Super Pit Expansion project and the Pueblo Viejo plant expansion and mine life extension project; timing for first production, expected increase in copper production and estimated 2026 capital spending on the Lumwana Super Pit Expansion project, including the expected commencement of the tailings storage facility expansion and completion of the mill wall lifts in Q4 2026; the expected timing of submission of the starter dam permit package for the Naranjo tailings storage facility and progress on the flotation improvement work at Pueblo Viejo; the ongoing review of, and anticipated lower spending at, the Reko Diq project; the proposed IPO of an entity that will hold Barrick’s North American assets; potential mineralization and metal or mineral recoveries; the payment of the Q3 2026 dividend; Barrick’s share buyback program and dividend policy; and expectations regarding future price assumptions and economic sensitivities, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; expropriation or nationalization of property and political or economic developments in Canada, the United States, or other countries in which Barrick does or may carry on business in the future; risks relating to the proposed IPO of an entity that will hold Barrick’s North American assets; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme

BARRICK THIRD QUARTER 2026	14	PRESS RELEASE

weather events, resource shortages, emerging policies and increased regulations related to greenhouse gas (“GHG”) emission levels, energy efficiency and reporting of risks; the Company’s ability to achieve its sustainability goals, including its climate-related goals and GHG emissions reduction targets; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related to cybersecurity incidents, including those caused by computer viruses, malware, ransomware and other cyberattacks, or similar information technology system failures, delays and/or disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina and uncertainty related to Venezuela; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; changes in U.S. trade, tariff and other controls on imports and exports, tax, immigration or other policies that may impact relations with foreign countries, result in retaliatory policies, lead to increased costs for raw materials and components, or impact Barrick’s existing operations and material growth projects; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/ Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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